May 29, 1997






Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.   20549

                  Re:  Evergreen Trust
                       Registration No. 2-40357/811-2193

Members of the Commission:

Evergreen Trust (the "Registrant") hereby withdraws its post-effective amendment Nos. 33 filed under the Securities Act of 1933 and the Investment Company Act of 1940, respectively. The purpose of the filing was to add the Evergreen Small Cap Value Fund as an additional series to the Registrant. A change in circumstances has occurred since the filing was made on March 19, 1997 such that the Registrant does not now intend to offer the series. Registrant's post-effective amendment was to become effective on June 2, 1997.

Please contact the undersigned at 914 641-2206 if there are any questions regarding this matter.

Thank you.

                                                             Very truly yours,



                                                             James P. Wallin



cc:  Bricco Barrientos

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